

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Members of
Newcastle Distributors, LLC
Avon, CT

There were no differences existing at December 31, 2015 between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2015.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 22, 2016